June 30, 2017


Response to N-SAR Sub-Item 77H: Changes in Control of Registrant

(a) Acquisition of Control

Driehaus Event Driven Fund

Name of Shareholder: Merrill Lynch Pierce Fenner & Smith Inc.
Date(s) 6/14/2017
Description of Transaction: Share Purchase
Percentage of Securities Owned (as of June 30, 2017: 25.61%

(b)Cessation of Control

Driehaus Emerging Markets Growth Fund

Name of Shareholder: National Financial Services Corp.
Date(s): 3/31/2017
Description of Transaction: Share Redemption
Percentage of Securities Owned (as of June 30, 2017: 24.45%

Driehaus Active Income Fund

Name of Shareholder: National Financial Services Corp.
Date(s): 4/4/2017
Description of Transaction: Share Redemption
Percentage of Securities Owned (as of June 30, 2017: 20.04%


(Note: control represents equal to or greater than 25% ownership of existing, outstanding shares)